Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

Spark Networks SE
Berlin, Germany

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-255204, 333-224719 and 333-222277) of Spark Networks SE of our reports dated March 31, 2023, relating to the consolidated financial statements, and the effectiveness of Spark Networks SE’s internal control over financial reporting, which appears in the Annual Report to Shareholders, which is incorporated by reference in this Annual Report on Form 10-K. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern. Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022.

/s/ BDO USA, LLP

New York, NY
March 31, 2023